Exhibit 99.2

i-80 GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of i-80 Gold Corp. (the "Company") held on May 9, 2023 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated April 4, 2023 (the "Circular").

1.       Number of Directors

The Company's shareholders approved the setting of the number of directors of the Company at eight.

2.       Election of Directors

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

Director	Vote Type	Number of Votes	Percentage of Votes
Ron Clayton	For	137,186,282	99.808%
	Withheld	263,596	0.192%
John Begeman	For	124,877,495	90.853%
	Withheld	12,572,383	9.147%
Ewan Downie	For	125,544,287	91.338%
	Withheld	11,905,591	8.662%
John Seaman	For	137,038,759	99.701%
	Withheld	411,119	0.299%
Eva Bellissimo	For	131,461,888	95.644%
	Withheld	5,987,990	4.356%
Greg Smith	For	120,911,589	87.968%
	Withheld	16,538,289	12.032%
Arthur Einav	For	136,015,618	98.957%
	Withheld	1,434,260	1.043%
Christina McCarthy	For	128,301,588	93.344%
	Withheld	9,148,290	6.656%
3.	Appointment of Grant Thornton LLP (USA)

The Company's shareholders approved the appointment of Grant Thornton LLP (USA) as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company.

Date: May 9, 2023